Simpson Thacher & Bartlett LLP
900 G STREET NW WASHINGTON, DC 20001
__________

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number 202-440-2526		E-mail Address jonathan.corsico@stblaw.com
April 18, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Manion and Soo Im-Tang

Re:	Portman Ridge Finance Corporation
Registration Statement on Form N-14 (File No. 814-00735)
Dear Mr. Manion and Ms. Im-Tang:
On behalf of Portman Ridge Finance Corporation (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) the Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form N-14 initially filed by the Fund with the SEC on February 25, 2025 (the “Initial Filing” and, together with Amendment No. 1, the “Registration Statement”) and are providing the following responses to the accounting comments received by telephone from the Staff on March 12, 2025 and the legal comments received by telephone from the Staff on March 31, 2025. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, and all capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.
Accounting Comments
1.    Comment: With respect to the section entitled “Summary of the Mergers – Reasons for the Mergers – LRFC”, please include a bullet point addressing the consideration by the LRFC Special Committee and the LRFC Board of any differences in the expected expense ratios of LRFC and the post-Merger combined company.
Response: In response to the Staff’s comment, the Fund has added disclosure on page 25 of Amendment No. 1 regarding these expected differences.
2.    Comment: Please confirm in correspondence whether any repositioning of LRFC’s investment portfolio is expected to take place prior to the Merger. If so, please include appropriate details, including estimates of any expected gains or losses and the utilization of any capital loss carryforwards.
Response: In response to the Staff’s comment, the Fund respectfully confirms that no repositioning of LRFC’s investment portfolio is expected to take place prior to the Merger.

Securities and Exchange Commission	April 18, 2025
3.    Comment: With respect to the third paragraph in the section entitled “The Mergers – Reasons for the Mergers – LRFC”, please include disclosure addressing the consideration by the LRFC Special Committee of any differences in the expected expense ratios of LRFC and the post-Merger combined company.
Response: In response to the Staff’s comment, the Fund has added disclosure on page 54 of Amendment No. 1 regarding these expected differences.
4.    Comment: With respect to the section entitled “The Mergers – Reasons for the Mergers – LRFC”, please specify whether the LRFC Special Committee considered the differences in the incentive fee calculations of LRFC and the post-Merger combined company (including, in particular, any changes to the hurdle rate).
Response: In response to the Staff’s comment, the Fund has added disclosure on page 55 of Amendment No. 1 regarding these expected differences.
5.    Comment: With respect to the section entitled “The Mergers – Reasons for the Mergers – LRFC – Expected Expense Savings”, please modify this header in light of the differences in the expected expense ratios of LRFC and the post-Merger combined company.
Response: In response to the Staff’s comment, the Fund has revised the header on page 55 of Amendment No. 1.
6.    Comment: With respect to the section entitled “Accounting Treatment of the Mergers”, please disclose whether there are any expected material differences in the accounting policies of PTMN and LRFC. Alternatively, please identify where such disclosure has already been included in the Initial Filing.
Response: In response to the Staff’s comment, the Fund respectfully notes that disclosure regarding the absence of material differences in the accounting policies of PTMN and LRFC was included in the Initial Filing in the final paragraph of the section entitled “About This Document”.
7.    Comment: With respect to the section entitled “Certain Material U.S. Federal Income Tax Considerations – Limitations on Utilization of Loss Carryforwards and Unrealized Losses”, please include an estimate of the capital loss carryforward amounts of LRFC and PTMN as of December 31, 2024.
Response: In response to the Staff’s comment, the Fund has added disclosure on page 110 of Amendment No. 1 regarding the estimated capital loss carryforward amounts of LRFC and PTMN as of December 31, 2024.
8.    Comment: Please (i) update all applicable financial numbers to reflect the numbers provided in LRFC’s and PTMN’s Forms 10-K for their fiscal years ended December 31, 2024 (the “2024 10-Ks”) and (ii) revise all applicable hyperlinks to instead refer to the 2024 10-Ks.
Response: In response to the Staff’s comment, the Fund has (i) updated all applicable financial numbers to reflect the numbers provided in the 2024 10-Ks (including on pages 26, 35, 114, 132, 133, 134, 135, 150, 151, 152, 153, 172, 188 and 189 of Amendment No. 1) and (ii) revised all applicable hyperlinks to instead refer to the 2024 10-Ks (including on pages 188 and 189 of Amendment No. 1).

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9.    Comment: Please attach the consents of PTMN’s and LRFC’s auditors as exhibits to Amendment No. 1.
Response: In response to the Staff’s comment, the Fund has attached the applicable auditor consents as Exhibits (14)(a) and (14)(b) to Amendment No. 1.
Legal Comments
10.    Comment: Please provide a cover and a back page that conforms to, and provides information required under, Items 1 and 2 of the Form N-14.
Response: In response to the Staff’s comment, the Fund has included additional disclosure on the second page of the PTMN Stockholder letter and the second page of the LRFC Stockholder letter of Amendment No. 1 in order to satisfy the requirements of Items 1 and 2 of the Form N-14.
11.    Comment: Please supply comments to disclosure in one section of the registration statement to similar disclosures throughout the Registration Statement
Response: In response to the Staff’s comment, the Fund confirms that it has made conforming changes to similar disclosures throughout the Registration Statement.
12.    Comment: With respect to second paragraph of the LRFC Stockholder letter, for clarity, where the LRFC Stockholder is asked to approve the First Merger, please identify the specific item that the LRFC Stockholder is being asked to vote on, either by using a bullet point or setting apart the specific request from the remaining text in the paragraph.
Response: In response to the Staff’s comment, the Fund has reformatted the disclosure with respect to the second paragraph of the LRFC Stockholder letter of Amendment No. 1 to clarify the specific item on which LRFC Stockholders are being asked to vote.
13.    Comment: With respect to the fourth paragraph of the answer to the question entitled “Why am I receiving these materials?” on page 3 of the Initial Filing, please disclose the relationship between Mount Logan and BCP as well.
Response: In response to the Staff’s comment, the Fund has added disclosure on page 3 of Amendment No. 1 regarding the relationship between BCP and Mount Logan.
14.    Comment: Please provide a proxy card for the Staff’s review.
Response: In response to the Staff’s comment, the Fund has attached the applicable proxy cards as Exhibits (17)(c) and (17)(d) to Amendment No. 1.
15.    Comment: With respect to the answer to the question entitled “What constitutes a ‘quorum’ for the PTMN Special Meeting?” starting on page 7 of the Initial Filing, please add disclosure stating that broker non-votes will not count for quorum purposes or for purposes of Section 2(a)(42) of the 1940 Act.
Response: In response to the Staff’s comment, the Fund has added disclosure on page 8 of Amendment No. 1 regarding the effect of broker non-votes for PTMN quorum purposes.

Securities and Exchange Commission	April 18, 2025
16.    Comment: With respect to the answer to the question entitled “What constitutes a ‘quorum’ for the LRFC Special Meeting?” on page 8 of the Initial Filing, please add disclosure stating that broker non-votes will not count for quorum purposes or for purposes of Section 2(a)(42) of the 1940 Act.
Response: In response to the Staff’s comment, the Fund has added disclosure on page 8 of Amendment No. 1 regarding the effect of broker non-votes for LRFC quorum purposes.
17.    Comment: With respect to the answer to the question entitled “When will the final voting results be announced?” on page 9 of the Initial Filing, please specify whether the reference to “a current report on Form 8-K” refers to a filing to be made by PTMN, LRFC or both.
Response: In response to the Staff’s comment, the Fund has revised its disclosure on page 9 of Amendment No. 1 to clarify that each of PTMN and LRFC would publish final voting results in a current report on Form 8-K.
18.    Comment: With respect to the answer to the question entitled “Are the proxy materials available electronically?” on page 9 of the Initial Filing, please insert the internet address referenced in the final line.
Response: In response to the Staff’s comment, the Fund has inserted the applicable internet address on page 10 of Amendment No. 1.
19.    Comment: With respect to the answer to the question entitled “Is there anything else that PTMN Stockholders and LRFC Stockholders should be aware of prior to voting on the PTMN Proposals and the LRFC Merger Proposal?” on page 10 of the Initial Filing, please explain in correspondence if this potential acquisition will in any way impact the completion of the Mergers.
Response: In response to the Staff’s comment, the Fund respectfully notes that the potential acquisition will not impact the completion of the Mergers. If the Fund continues to pursue this potential acquisition, the Fund expects that any applicable proxy solicitation process would not occur until after the Closing of the Mergers. Thus, former LRFC Stockholders would have the opportunity to consider and vote on the potential acquisition in their capacity as PTMN Stockholders. The Fund had added disclosure on page 10 of Amendment No. 1 clarifying that LRFC Stockholders would, following the Closing of the Mergers, be able to participate in the applicable solicitation process.
20.    Comment: With respect to the answer to the question entitled “What will happen in the Mergers?” on page 10 of the Initial Filing, please explain how much time will elapse between the Effective Time and the occurrence of the Second Merger.
Response: In response to the Staff’s comment, the Fund has revised its disclosure on pages 11, 17, and 40 of Amendment No. 1 regarding the timing of the Second Merger.
21.    Comment: With respect to the answer to the question entitled “What are the pro forma costs and expenses estimated to be incurred by the combined company in the first year following completion of the Mergers?” starting on page 11 of the Initial Filing, the Staff notes that the figures in the table

Securities and Exchange Commission	April 18, 2025
are as of September 30, 2024. Please confirm these amounts are the latest available, or update as appropriate.
Response: In response to the Staff’s comment, the Fund has updated its disclosure on page 12 of Amendment No. 1 to reflect figures as of December 31, 2024.
22.    Comment: With respect to the answer to the questions entitled “Are the Mergers expected to be taxable to PTMN Stockholders for U.S. federal income tax purposes?” and “Are the Mergers expected to be taxable to LRFC Stockholders for U.S. federal income tax purposes?” on page 14 of the Initial Filing, please confirm in correspondence whether there any portfolio repositioning is anticipated to occur. If a portfolio reposition is, in fact, anticipated to occur, please include appropriate disclosure in the Registration Statement, including any intended cost or tax implications.
Response: In response to the Staff’s comment, the Fund respectfully confirms that no repositioning is anticipated to occur in respect of PTMN’s and LRFC’s respective investment portfolios.
23.    Comment: With respect to the second chart on page 18 of the Initial Filing, where there is a description on the right-hand side of the chart regarding the Exchange Ratio, please consider adding “1.5” next to the description.
Response: In response to the Staff’s comment, the Fund has modified the chart on page 18 of Amendment No. 1 accordingly.
24.    Comment: With respect to the data provided in the section entitled “Market Price of Securities” on page 20 of the Initial Filing, please update this information to be provided as of the latest practicable date.
Response: In response to the Staff’s comment, the Fund has updated its disclosure on page 20 of Amendment No. 1 to reflect figures as of April 17, 2025.
25.    Comment: With respect to the third bullet point in the section entitled “Risks Relating to the Mergers” on page 20 of the Initial Filing, please briefly provide examples of the “circumstances” referenced here. As a reminder, PTMN and LRFC have an obligation to seek and provide timely opinions.
Response: In response to the Staff’s comment, the Fund has added disclosure on page 20 of Amendment No. 1 that provides examples of the “circumstances” referenced in the bullet point.
26.    Comment: With respect to the penultimate bullet point in the section entitled “Risks Relating to the Mergers” on page 21 of the Initial Filing, please briefly provide examples of the different rights the LRFC Stockholders will have after the First Merger.
Response: In response to the Staff’s comment, the Fund has added disclosure on page 21 of Amendment No. 1 providing an example of the different rights of the LRFC Stockholders and then cross-referencing the section of the Registration Statement entitled “Comparison of PTMN and LRFC Stockholder Rights” for a more detailed description of these different rights.

Securities and Exchange Commission	April 18, 2025
27.    Comment: With respect to the second paragraph in the section entitled “U.S. Federal Income Tax Consequences of the Mergers” on page 21 of the Initial Filing, please also address the tax consequences of the Mergers for LRFC Stockholders.
Response: In response to the Staff’s comment, the Fund respectfully notes that the tax consequences of the Mergers for LRFC Stockholders have already been described in the second paragraph of this section. The Fund has revised the formatting of its disclosure on page 21 of Amendment No. 1 to clarify that the tax consequences for LRFC Stockholders have been addressed.
28.    Comment: With respect to the section entitled “The LRFC Merger Proposal” on page 22 of the Initial Filing, for clarity and consistency, please consider revising the text here to be consistent with the wording under the section entitled “The PTMN Adjournment Proposal”.
Response: In response to the Staff’s comment, the Fund respectfully notes that the PTMN Adjournment Proposal and the LRFC Merger Proposal are subject to different approval thresholds.  As a result, the disclosure regarding the treatment of abstentions in respect of each approval threshold will, by necessity, differ.
Specifically, approval of the PTMN Adjournment Proposal requires the affirmative vote of holders of PTMN Common Stock representing a majority of all votes cast at the PTMN Special Meeting.  Because this approval threshold only references the total “votes cast” at the PTMN Special Meeting, abstentions (i.e., where no vote is actually cast) would have no effect on the voting outcome.
By contrast, the approval of the LRFC Merger Proposal requires the affirmative vote of LRFC Stockholders entitled to cast a majority of all the votes entitled to be cast at the LRFC Special Meeting.  Because this approval threshold references the total votes “entitled to [be] cast” at the LRFC Special Meeting rather than the total “votes cast”, abstentions (i.e., where no vote is actually cast) would, in fact, have an effect on the voting outcome.  Accordingly, abstentions would be treated as a vote “against” the LRFC Merger Proposal.
29.    Comment: With respect to the sections entitled “Reasons for the Mergers” on pages 23 and 24 of the Initial Filing, please briefly describe the alternatives that were considered but not pursued. Please disclose all adverse consequences of the Mergers that were considered by the Boards and the Special Committees.
Response: In response to the Staff’s comment, the Fund has added disclosure on pages 24 and 25 of Amendment No. 1 to (i) describe the alternatives considered but not pursued by the Boards and Special Committees and (ii) disclose the adverse consequences of the Mergers that were considered by the Boards and Special Committees.
30.    Comment: With respect to the final bullet point on page 23 of the Initial Filing, please define “KBW” here, as it has not previously been defined.
Response: In response to the Staff’s comment, the Fund has revised the final bullet point on page 24 of Amendment No. 1 accordingly.
31.    Comment: With respect to the risk factor entitled “If the Mergers do not close, PTMN and LRFC will not benefit from the expenses they have incurred in pursuit of the Mergers” starting on page 27 of the Initial Filing, please also disclose in this risk factor the expenses previously referenced in the

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answer for the question entitled “Who is responsible for paying expenses related to completing the Mergers?” on page 11 of the Initial Filing.
Response: In response to the Staff’s comment, the Fund has revised its disclosure on pages 27 and 28 of Amendment No. 1 to include the incremental expense disclosure referenced in the answer for the question entitled “Who is responsible for paying expenses related to completing the Mergers?”.
32.    Comment: With respect to the information provided in the section entitled “Comparative Fees and Expenses” starting on page 30 of the Initial Filing, the Staff notes that this information uses a reference date of September 30, 2024. Please confirm whether these are the most recently available figures, or update accordingly.
Response: In response to the Staff’s comment, the Fund has updated the “Comparative Fees and Expenses” table on pages 30-33 of Amendment No. 1 to reflect figures as of December 31, 2024.
33.    Comment: With respect to the “Other expenses” line item in the second table on page 30 of the Initial Filing, please clarify that these expenses are based on estimates for the current fiscal year.
Response: In response to the Staff’s comment, the Fund respectfully notes that, as disclosed in the corresponding footnote to the “Other expenses” line item, these expenses are based on annualized numbers for the quarter ended December 31, 2024 rather than estimates for the current fiscal year.
34.    Comment: With respect to footnote 5 to the second table on page 30 of the Initial Filing, the Staff notes that, under Section 3 of the investment advisory agreement between Mount Logan and LRFC, the incentive fee (in particular, the capital gains fee) will be payable upon termination of the agreement. Please explain in correspondence whether LRFC intends to treat the Mergers as a realization event for purposes of calculating realized capital gains under Section 205(b) of the Advisers Act in order to pay the capital gains incentive fee upon termination of the agreement.
Response: In response to the Staff’s comment, the Fund respectfully notes that the Mergers will not be a realization event for the purposes of calculating realized capital gains under Section 205(b) of the Advisers Act. Thus, the Fund expects that no capital gains incentive fee will be triggered under the investment advisory agreement as a result of the Mergers.
35.    Comment: With respect to the table in the section entitled “Capitalization” on page 35 of the Initial Filing, please update the information in the table to be provided as of a date within 30 days of filing, or confirm in the Registration Statement that there have been no material changes since the date reflected in the table.
Response: In response to the Staff’s comment, the Fund has updated the “Capitalization” table on page 36 of Amendment No. 1 to reflect figures as of December 31, 2024.
36.    Comment: With respect to the section entitled “Reasons for the Mergers – PTMN” starting on page 49 of the Initial Filing, please disclose if PTMN’s potential acquisition of a public company (as described in the answer to the question entitled “Is there anything else that PTMN Stockholders and LRFC Stockholders should be aware of prior to voting on the PTMN Proposals and the LRFC

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Merger Proposal?” on page 10 of the Initial Filing) was considered by the PTMN Board. If so, please explain in the Registration Statement.
Response: In response to the Staff’s comment, the Fund respectfully notes that the potential acquisition was not considered by the PTMN Board in connection with the Mergers due to the preliminary nature of commercial discussions regarding the potential acquisition.
37.    Comment: With respect to the section entitled “No Solicitation” on page 88 of the Initial Filing, please address in correspondence whether the funds, their advisers or any of their affiliates have entered into a standstill agreement with a third party. If so, please provide the Staff with a copy of such agreement or direct the Staff to the appropriate location on EDGAR.
Response: In response to the Staff’s comment, the Fund respectfully confirms that none of the funds, their advisers or any of their affiliates have entered into any standstill agreement with a third party in connection with the Mergers.
38.    Comment: With respect to the section entitled “Portfolio Companies of PTMN” starting on page 134 of the Initial Filing and the section entitled “Portfolio Companies of LRFC” starting on page of 152 the Initial Filing, if applicable, for each portfolio company, please disclose the relationship between the portfolio company and the fund (including familial and professional relationships between officers and directors, family members, etc.) and the extent to which the fund makes available managerial assistance to the portfolio company, in each case, in accordance with Item 8.6(a) of Form N-2.
Response: In response to the Staff’s comment, the Fund has revised its disclosure on pages 136 and 154 of Amendment No. 1 to clarify the nature of the funds’ relationships with their respective portfolio companies.
39.    Comment: With respect to the section entitled “Preferred Stock” on page 161 of the Initial Filing, please briefly discuss the impact of the Mergers on PTMN’s preferred stock, including whether preferred shareholders get a vote and will receive new shares on substantially similar terms.
Response: In response to the Staff’s comment, the Fund respectfully notes that no PTMN preferred stock is outstanding as of the date of filing of Amendment No. 1. In addition, the Fund has added disclosure on page 164 of Amendment No. 1 clarifying that no PTMN preferred stock is outstanding as of the date of filing of Amendment No. 1.
40.    Comment: With respect to the section entitled “Incorporation by Reference for PTMN” on page 184 of the Initial Filing, please include the applicable 1934 Act file numbers and hyperlink all documents incorporated by reference.
Response: In response to the Staff’s comment, the Fund has updated its disclosure on page 188 of Amendment No. 1 to include the applicable 1934 Act file numbers. The Fund respectfully notes that it believes all appropriate hyperlinks have been included in Amendment No. 1.

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41.    Comment: With respect to the section entitled “Incorporation by Reference for LRFC” on page 185 of the Initial Filing, please include the applicable 1934 Act file numbers and hyperlink all documents incorporated by reference.
Response: In response to the Staff’s comment, the Fund has updated its disclosure on page 189 of Amendment No. 1 to include the applicable 1934 Act file numbers. The Fund respectfully notes that it believes all appropriate hyperlinks have been included in Amendment No. 1.
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Please call Rajib Chanda at 202-636-5543, Steven Grigoriou at 202-636-5592 or me at 202-440-2526 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Jonathan L. Corsico
Jonathan L. Corsico

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Steven Grigoriou, Simpson Thacher & Bartlett LLP